Exhibit 99.3

PEER39 INC.

2011 ANNUAL REPORT

 PEER39 INC.

2011 ANNUAL REPORT

REPORT OF INDEPENDENT AUDITORS

To the shareholders of

PEER39 INC.

We have audited the accompanying consolidated balance sheet of Peer39 Inc. ("the Company") and its subsidiary as of December 31, 2011 and the related consolidated statement of operations, changes in equity (capital deficiency) and cash flows for the year then ended. These financial statements are the responsibility of the Company's board of directors and management. Our responsibility is to express opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the company's Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiary at December 31, 2011 and the results of operations, the changes in equity (capital deficiency) and cash flows for the year ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 1a(1) to the financial statements, the Company has experienced significant net operating losses and negative cash flow from operations since its inception. These circumstances raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1a(1). The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

Tel-Aviv, Israel	/s/ Kesselman & Kesselman
April 9, 2012	Certified Public Accountants (lsr.)
A member firm of PricewaterhouseCoopers International Limited

PEER39 INC.

CONSOLIDATED BALANCE SHEETS

December 31, 2011
U.S dollars
Assets
CURRENT ASSETS:
Cash and cash equivalents	2,726,113
Accounts receivable:
Trade	443,158
Other	191,208

Total current assets	3,360,479

PROPERTY AND EQUIPMENT (note 2):
Cost	1,874,152
Less - accumulated depreciation	1,009,331

864,821

LONG TERM RECEIVABLES	134,002
DEBT ISSUANCE COSTS	53,701
AMOUNTS FUNDED IN RESPECT OF LIABILITY FOR
EMPLOYEE RIGHTS UPON RETIREMENT (note 4)	384,557

4,797,560

Liabilities and capital deficiency
CURRENT LIABILITIES:
Current portion of loan from a bank (note 3)	1,400,000
Accounts payable and accruals:
Trade	234,652
Employees and payroll accruals	507,985
Short term convertible debt (note 4)	2,500,000
Other	17,265

Total current liabilities	4,659,902
COMMITMENTS (note 6)
LONG TERM LOAN FROM A BANK (note 3)	1,100,000
LIABILITY FOR EMPLOYEE RIGHTS UPON RETIREMENT (note 5)	963,285

Total liabilities	6,723,187

CAPITAL DEFICIENCY (note 7):
Common shares of $0.01 par value	21,355
Series A and Series A* Preferred shares of $0.01 par value	13,447
Series B and Series B* Preferred shares of $0.01 par value	20,688
Series C Preferred shares of $0.01 par value	32,974
Series D Preferred shares of $0.01 par value	43,966
Additional paid-in capital	24,981,597
Accumulated deficit	(27,039,654)

Total capital deficiency	(1,925,627)

4,797,560

The accompanying notes are an integral part of these consolidated financial statements

PEER39 INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

Year ended December 31, 2011
U.S. dollars
REVENUES	1,645,863
COST OF REVENUES	1,194,660

GROSS PROFIT (LOSS)	451,203
RESEARCH AND DEVELOPMENT EXPENSES	3,223,406
SELLING AND MARKETING EXPENSES	2,514,941
GENERAL AND ADMINISTRATIVE EXPENSES	1,343,230

OPERATING EXPENSES	7,081,577

OPERATING LOSS	(6,630,374)
FINANCIAL EXPENSES - net	259,045
LOSS BEFORE INCOME TAXES	(6,889,419)

INCOME TAXES (note 8)	57,142

NET LOSS	(6,946,561)

The accompanying notes are an integral part of these consolidated financial statements.

PEER39 INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CAPITAL DEFICIENCY)

	Share capital	Additional paid-in capital	Accumulated deficit	Total
	U.S. dollars
BALANCE AT January 1, 2011	88,397	19,701,767	(20,093,093)	(302,929)
CHANGES DURING 2011:
Issuance of shares, net of issuance costs	43,966	5,198,145		5,242,111
Exercise of stock options	67	2,824		2,891
Employees share-based payment		67,888		67,888
Warrants issued in connection with a long term loan		10,973		10,973
Loss			(6,946,561)	(6,946,561)

BALANCE AT DECEMBER 31, 2011	132,430	24,981,597	(27,039,654)	(1,925,627)

The accompanying notes are an integral part of these consolidated financial statements.

PEER39 INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year ended December 31, 2011
U.S dollars
CASH FLOWS FROM OPERATING ACTIVITIES:
Loss for the year	(6,946,561)
Adjustments required to reflect the cash flows from operating activities:
Expenses not involving cash flows:
Depreciation and amortization	427,541
Employees share-based payment	67,888
Other	-;-
Changes in operating asset and liability items:
Increase in trade receivable	(365,381)
Decrease (increase) in other accounts receivable	32,735
Increase in long term receivable	(10,883)
Decrease (increase) in debt issuance costs	(3,399)
Increase (decrease) in trade payables	44,928
Increase in employees and payroll accruals	77,886
Increase (decrease) in other account payables	8,485
Increase in liability for employee rights upon retirement	6,085

Net cash used in operating activities	(6,660,676)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(887,513)
Proceeds from sales of property and equipment	-;-
Amounts funded in respect of accrued severance pay	(56,706)
Purchase of Investments and other assets	-;-

Net cash used in investing activities	(944,219)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of long term loan	(500,000)
Proceeds from long term loan	-;-
Proceeds from issuance of shares, net of issuance costs	5,242,111
Proceeds from short term convertible debt	2,500,000
Proceeds from exercise of options by employees	2,891

Net cash provided by financing activities	7,245,002

DECREASE IN CASH AND CASH EQUIVALENTS	(359,893)
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	3,086,006

BALANCE OF CASH AND CASH EQUIVALENTS AT END OF YEAR	2,726,113

Supplemental disclosure of non-cash financing activities -
warrants issued in connection with long term loan	$10,973

The accompanying notes are an integral part of these consolidated financial statements.

PEER39 INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

  The consolidated financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in the United States.

  The significant accounting policies, applied on a consistent basis, are as follows:

  a.
  General:

  1)
  PEER39 Inc. ("the Company"), a Delaware registered corporation, located in New York State, was incorporated and commenced its operations in April, 2006. The Company maintains a research and development center in Israel, Peer 39 (Israel) Ltd, a wholly-owned subsidiary ("the Subsidiary"). The Company and its Subsidiary (the "Group") provide online advertising and content monetization platform.

      The accompanying financial statements have been prepared on a basis which assumes that the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The Company has experienced significant net operating losses and negative cash flow since its inception. These circumstances raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters include continued development, marketing and selling of its products and services as well as seeking additional financial arrangements. Although management continues to pursue these plans, there is no assurance that the Company will be successful in obtaining financing with terms acceptable to the Company. In the event the Company is unable to generate substantial revenue and profitability or obtain additional capital, operations will need to be scaled back or discontinued. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

    2)
    Basis of presentation

      The consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States of America.

    3)
    Use of estimates in the preparation of financial statements

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

    4)
    Principles of consolidation:

    a)
    The consolidated financial statements include the accounts of the Company and its Subsidiary.

    b)
    Intercompany balances and transactions have been eliminated.

PEER39 INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued)

    5)
    Subsequent events

      The Company has evaluated subsequent events up to the release date of these financial statements, April 9, 2012.

  b.
  Functional currency

    The currency of the primary economic environment in which the operations of the Company and its Subsidiary are conducted is the U.S. dollar ("dollar; $"). Most sales are made and expected to be made in dollars and the major source of the Company's financing has been provided in dollars.

    Transactions and balances originally denominated in dollars are presented at their original amounts. Balances in non-dollar currencies are translated into dollars using historical and current exchange rates for non-monetary and monetary balances, respectively. For non-dollar transactions reflected in the statements of operations, the exchange rates at transaction dates are used. Depreciation deriving from non-monetary items is based on historical exchange rates. The resulting translation gains or losses are carried to financial income or expenses, as appropriate.

  c.
  Cash equivalents

    The Group considers all highly liquid investments, which include short-term bank deposits (up to three months from date of deposit) that are not restricted as to withdrawal or use, to be cash equivalents.

  d.
  Property and equipment

    These assets are stated at cost and are depreciated by the straight-line method over their estimated useful lives.

    Annual rates of depreciation are as follows:

%
Computers and peripheral equipment	33-50
Office furniture and equipment	6-33
Leasehold improvements	10-50
  e.
  Impairment

    The Group's long-lived assets are reviewed for impairment in accordance with ASC 360-20, accounting guidance relating to impairment or disposal of long—lived assets. Whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. As of December 31, 2011, no impairment losses have been identified.

PEER39 INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued)

  f.
  Revenue recognition

    Revenues from online advertising services are recognized as services are performed.

    We recognize revenue only when all of the following criteria have been met:

•
Persuasive evidence of an arrangement exists,
•
Delivery has occurred or services have been rendered,
•
Our price to the customer is fixed or determinable, and
•
Collectability is reasonably assured.

g.
Research and development

    Research and development expenses are charged as expense as incurred.

  h.
  Income taxes

    The Group accounts for income taxes in accordance with ASC 740-20, accounting guidance relating to income taxes. This Statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases on assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Group provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

  i.
  Share-based payment

    "Share - Based Payment" accounting standards, require awards classified as equity awards be accounted for using the grant-date fair value method. The fair value of share-based payment transactions is recognized as expense over the requisite service period, net of estimated forfeitures. The Company estimated forfeitures based on historical experience and anticipated future conditions.

NOTE 2 - PROPERTY AND EQUIPMENT:

	December 31, 2011
	Cost	Accumulated depreciation
	U.S. dollars
Computers and peripheral equipment	1,805,107	953,323
Office furniture and equipment	42,745	30,538
Leasehold improvements	26,300	25,470

	1,874,152	1,009,331

PEER39 INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3 - LONG TERM LOAN FROM A BANK

    On May 17, 2011 the Company signed a second modification to a loan agreement (original issued in 2008 and amended in 2010) under which, the Company received total amount of $3 million that was used to repay the full outstanding principal amount of the amended loan.

    The new loan bears an interest at a floating per annum rate equal to 1.75% above the Prime Rate. The principal of the loan shall be repaid :

    (a)
    Commencing on August 1, 2011 through and including March 1, 2012, eight equal payments of $100,000.
    (b)
    Commencing on April 1, 2012 through and including September 1, 2013, 18 equal payments of the entire aggregate principal amount outstanding.

    In connection with the loan modification agreement, the Company issued the lender warrants to purchase up to 24,802 Series D Preferred shares, for a total exercise price of $30 thousand. The estimated fair value of the warrants provided was recorded as debt issuance costs in 2011, presented under long term receivables to be amortized over the loan term, as additional interest expense.

    The second modification loan was treated under modification accounting rules.

    Subsequent to December 31, 2011 the Company signed a third modification to the loan agreement, see note 9.

NOTE 4 - SHORT TERM CONVERTIBLE LOAN

    On December 12, 2011, the Company signed a convertible loan agreement with part of its shareholders for a total amount of $2.5 million. The Consideration will be converted into conversion shares (as defined in the agreement) at the following terms:

    (a)
    In the next equity financing to the Company's Common Stock or Preferred Stock issued in the next equity financing, based on conversion price of 85% of the price paid per share by the investors in the next equity financing.

    (b)
    If the next equity financing has not occurred on or before December 12, 2012, the consideration may be converted, at the option of the shareholders into series D preferred Stock, based on conversion price of $1.2096 per share.

    (c)
    In the event of corporate transaction (as defined in the agreement), the amount of outstanding consideration shall, at the election of the shareholders of such consideration, be either (i) paid as additional proceeds on top of the consideration, in full prior to the closing of the corporate transaction or (ii) be converted into Series D Preferred Stock, based on conversion price of $1.2096 per share.

NOTE 5 - LIABILITY FOR EMPLOYEE RIGHTS UPON RETIREMENT

    Israeli law generally requires payment of severance pay upon dismissal of an employee or upon termination of employment in certain other circumstances. The severance pay liability of the Subsidiary to its Israeli employees, based upon the number of years of service and the latest monthly salary, is partly covered by regular deposits with severance pay funds and pension funds, and by purchase of insurance policies. Under labor

PEER39 INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 5 - LIABILITY FOR EMPLOYEE RIGHTS UPON RETIREMENT (continued)

    agreements, the deposits with recognized pension funds and the insurance policies, as above, are in the employees' names and are, subject to certain limitations, the property of the employees.

December 31, 2011
U.S. dollars
Accrued severance pay	963,285
Less - amounts funded	384,557

Unfunded balance	578,728

NOTE 6 - COMMITMENTS:

    Lease Commitments

    The Company leases its office space in the US under a lease agreement, which expires in February 28, 2017.The Company data-centers facilities in the US are under lease agreements, expire on various dates, the latest of which is in December 31, 2013. The Subsidiary leases its facilities in Israel under lease agreement, which expires in December 2012. In addition, the Subsidiary has an operating lease agreement for motor vehicles that expires on various dates, the latest of which is in 2014.

    The minimum lease commitments under non-cancelable operating leases are as follows:

U.S. dollars
2012	1,189,891
2013	326,257
2014	194,326
2015	172,500
2016	172,500
2017	28,750

2,084,224

PEER39 INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 - EQUITY (CAPITAL DEFICIENCY):

  a.
  Share capital:

    Composed as follows:

	December 31, 2011
	Issued and paid	Authorized
Common shares of $0.01 par value	3,129,017	11,000,000
Series A Preferred shares of $0.01 par value	78,435	1,361,486
Series A* Preferred shares of $0.01 par value	672,349	1,361,486
Series B Preferred shares of $0.01 par value	1,379,393	2,081,374
Series B* Preferred shares of $0.01 par value	325,245	2,081,374
Series C Preferred shares of $0.01 par value	3,266,842	3,338,081
Series C* Preferred shares of $0.01 par value	-;-	3,338,081
Series D Preferred shares of $0.01 par value	4,396,600	5,976,727

	13,247,881	30,538,609

    Common share

    Each Common share entitles its holder to one vote. The holders of Common shares are also entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors of the Company and only after preferred shares dividends was paid. The Company's Certificate of Incorporation ("COI"), as amended, authorizes the Company to issue 11,000,000 Common shares of $0.01 par value.

    Preferred shares:

    1)
    In February 2007, the Company issued 1,344,686 Series A Preferred shares for net proceeds of approximately $3 million.

      In connection with this issuance, the Company granted a director of the Company, who assisted in the transaction, warrants for purchasing up to 16,800 Series A Preferred shares for a total exercise price of $37 thousands. The estimated fair value of the warrants provided was recorded as issuance expenses.

    2)
    In November 2007, the Company issued 2,068,760 Series B Preferred shares for net proceeds of approximately $8 million.

    3)
    In May 2009, the Company issued 3,297,373 Series C Preferred shares for net proceeds of approximately $8 million.

PEER39 INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 - EQUITY (CAPITAL DEFICIENCY): (continued)

      In connection with the issuance of Series C Preferred shares 1,266,251 of Series A Preferred shares and 689,367 of Series B Preferred shares were converted to Series A* Preferred shares and Series B* Preferred shares, respectively.

    4)
    In April 2011, the Company issued 4,276,563 Series D Preferred shares for net proceeds of approximately $5 million.

    5)
    In June 2011, the Company issued another 120,037 Series D Preferred shares for net amount of $0.2 million. All preferred shareholders who did not participate in this round of financing were converted to common stock and lost all the preferred rights and privileges as holders of the preferred stock.

        The holders of the Preferred Shares have various rights and preference as follows:

    6)
    Voting:

      Each Preferred shareholder is entitled to the number of votes equal to the number of Common shares into which each Preferred share is convertible at the time of such vote.

    7)
    Liquidation

      In the event of a liquidation, dissolution or winding up of the Company, the holders of Series D Preferred Shares are entitled to receive, prior and in preference to any distribution to the holders of Series C and C*, the holders of Series B and Series B* Preferred Shares, the holders of Series A and Series A* Preferred shares and the holders Common shares, an amount of $1.2096, per share, for each outstanding share of Series D Preferred Share, plus an amount equal to accrued but unpaid dividends.

      If, upon such liquidation, dissolution or winding-up of the Company, the assets of the Company are insufficient to provide for the cash payment of the full above mentioned preferential amount to the holders of Series D Preferred shares, such assets as are available shall be distributed ratably among the holders of Preferred D shares, in proportion to the amount of Preferred D shares owned.

      Subsequent to the payment to the holders of Series D Preferred Share in the above mentioned preferential amounts, and prior and in preference to any distribution to the holders of Common Stock, the holders of Series C, Series C* Preferred, Series B, Series B* Preferred Share and Series A and Series A* Preferred Share shall be entitled to $ 2.4565, $3.9637 and of $2.2309 per share, respectively, and in addition an amount equal to accrued but unpaid dividends.

      If, upon such liquidation, dissolution or winding-up of the Company, the assets of the Company are insufficient to provide for the cash payment of the full above mentioned preferential amount to the holders of Preferred shares, such assets as are available shall be distributed ratably among the holders of Preferred shares, in proportion to the amount of Preferred shares owned.

      Subsequent to the payment or withholding of payment to the holders of Preferred shares in the above mentioned preferential amounts, the holders of Common shares

PEER39 INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 - EQUITY (CAPITAL DEFICIENCY): (continued)

      shall be entitled to receive ratably on a per share basis, all of the remaining assets, based upon the number of Common shares held.

      Upon any such liquidation, dissolution or winding up of the Company, each holder of shares of any Series of Preferred Stock shall be entitled to receive, in lieu of such amount such holder would otherwise receive, an amount, if greater than the amount such holder would otherwise receive, equal to the amount that such holder would receive if all outstanding shares of such series were converted to common Stock.

    8)
    Conversion

      Each Preferred share is convertible, at any time, at the option of the holder, according to a conversion ratio, subject to adjustment for dilution. Each Preferred share is automatically converted into the number of Common shares into which such shares are convertible at the then-effective conversion ratio upon: (i) the closing of a firm underwritten public offering, covering the offer and sale of Common shares account of the Company in which aggregate gross proceeds exceeds $40 million at a price per share of Common stock being sold therein of more than three times the original issue price for the Series C Preferred ; or (ii) the date specified by written consent or written agreement of the holders of at least 60% of Convertible Preferred shares.

    9)
    Dividend rights

      The holders of Series D, Series C, Series C*, Series B, Series B*, Series A and Series A* Preferred Shares shall be ratably entitled to receive, when declared by the Board of Directors, or upon the liquidation, dissolution or winding up of the Company, cumulative dividends prior to any declaration or payment of any dividend to the Common Shares, at the rate of 8% of $1.2096, $2.4565, $3.9637 and $2.2309 per share for each of the outstanding shares of Series D, Series C, Series C* Series B, Series B*, Series A and A* Preferred Shares, respectively.

  b.
  Warrants

    As to warrants issued in connection with the long term loan, see note 3.

  c.
  Share-Based Payment:

  Employees' Stock Options Plans

    In June 2007, the Company's Board of Directors approved the amended share option plan ("the 2006 Israeli share incentive plan"), where under options are to be granted to employees and directors of the Group. Each option can be exercised to one Common share of US$0.01 par value of the Company. The Common shares purchased upon exercise of the options will have the same rights as other company Common shares.

    Any option not exercised within 6 years from grant date will expire, unless extended by the Board of Directors.

    In June 2008, the Company's Board of Directors approved the 2008 Stock Plan where under options are to be granted to employees and directors of the Group. Each option can be exercised to one Common share of US$0.01 par value of the Company. The Common

PEER39 INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 - EQUITY (CAPITAL DEFICIENCY): (continued)

    shares purchased upon exercise of the options will have the same rights as other company Common shares.

    Any option not exercised within 10 years from grant date will expire, unless otherwise determined by the Board of Directors.

    The fair value of each stock option grant was estimated at the date of grant using a Black-Scholes option pricing model. The following table presents the assumptions used for the options granted:

2011
Expected volatility	65%
Expected dividends yield	0%
Expected term (in years)	2.73-3
Risk free annual interest rate	0.44%-0.59%

    The weighted-average grant-date fair value of options, estimated using the Black-Scholes option-pricing model - based on the mentioned above assumptions, granted during 2011 was $0.18.

    As of December 31, 2011 there was approximately $258,803 of total unrecognized compensation cost related to non-vested share-based compensation awards granted under the stock option plans. The cost is expected to be recognized over a weighted average period of 4 years.

    The following is a summary of the status of the options plans as of December 31, 2011, and December 31, 2010 and changes during the years ended that date:

	2011
	Number	Weighted average exercise price
Options outstanding at beginning of year	1,634,708	$0.4971
Changes during the year:
Granted	628,194	$0.4100
Exercised	(6,436)	$0.4488
Forfeited	(136,985)	$0.4288

Options outstanding at end of year	2,119,481	$0.4299

Options exercisable at end of year	1,028,447	$0.4392

      The following table summarizes information about options outstanding and exercisable at

PEER39 INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 - EQUITY (CAPITAL DEFICIENCY): (continued)

        December 31, 2011:

	Options outstanding		Options exercisable
Exercise prices	Number outstanding at December 31, 2011	Weighted average remaining contractual life	Number exercisable at December 31, 2011	Weighted average remaining contractual life
		Years		Years
$0.07436	125,000	1.48	125,000	1.48
$0.41000	591,819	5.57	77,986	5.56
$0.43000	1,126,657	4.21	566,117	4.06
$0.46000	249,078	2.27	232,417	2.22
$2.23090	26,927	0.86	26,927	0.86

	2,119,481		1,028,447

NOTE 8 - TAXES ON INCOME:

  The Company:

  a.
  Carryforward tax losses

    Carryforward tax losses of the Company approximated $27 million at December 31, 2011. The carryforward amounts can be carried forward and offset against taxable income for 20 years, expiring from 2027 through 2031.

  b.
  Tax assessments

    The Company has not been assessed since incorporation.

    The Subsidiary:

  a.
  The income of the Company is taxed at regular rates. The provisions of the Law for the Amendment the Israel Income Tax Ordinance, 2005, which was passed into law in August 2005, prescribe a progressive reduction of corporate tax liability, resulting in rate of 25% for 2010.

    On July 23, 2009, the Israel Economic Efficiency Law (Legislation Amendments for Applying the Economic Plan for 2009 and 2010), 2009 (hereinafter - the 2009 Amendment), became effective, stipulating, among other things, an additional gradual decrease in tax rates in 2011 and thereafter, as follows: 2011 - 24%, 2012 - 23%, 2013 - 22%, 2014 - 21%, 2015 - 20% and 2016 and thereafter - 18%.

    On December 6, 2011, the "Tax Burden Distribution Law" Legislation Amendments (2011) was published in the official gazette. Under this law, the previously approved gradual decrease in corporate tax is discontinued. Corporate tax rate will increase to 25% as from 2012.

  b.
  Tax assessments

    The Subsidiary has not been assessed since incorporation. Tax assessment filed by the Company through the years ended December 31, 2007 are final.

PEER39 INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 - TAXES ON INCOME: (continued)

  c.
  Deferred Tax

    Deferred tax assets are recognized for all temporary differences that are tax deductible, up to the amount of the differences that are expected to be utilized in the future, against taxable income. The main differences in respect of which deferred taxes have been recorded relate to severance pay and provisions for vacation and recreation.

NOTE 9 - SUBSEQUENT EVENT

    On January 9, 2012, the Company signed a third modification to the long term loan agreement (refer to note 3). According to this modification, all schedule principal payments shall be deferred for a two months period commencing with the payment due on January 1, 2012 through and including the payment due February 1, 2012.

    The principal of the loan shall be repaid:

    (1)
    Commencing on March 1, 2012 through and including September 1, 2012, seven equal payments of $100,000.

    (2)
    Commencing on October 1, 2012 through and including September 1, 2013, 12 equal payments of the entire aggregate principal amount outstanding.

      In connection with the loan modification agreement, the Company issued the lender warrants to purchase up to 12,401 Series D Preferred shares, for a total exercise price of $15 thousand.